BAKER & MCKENZIE
貝克·麥堅時律師事務所

Baker & McKenzie
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10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
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Washington, DC

19 May 2005

Our ref: 32073984-130435
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Division of Corporation Finance
- International Mail stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated May 13, 2005, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2446 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Michelle Li

Allen Shyu / Michelle Li

Encl.

Baker & McKenzie

貝克・麥堅時律師事務所


SEC MAIL PROCESSING
RECEIVED
MAY 24 2005
WASH. D.C. 180 SECTION

HUADIAN 12g3-2(b)
File No. 82-4932

Annex 1

A List of Documents Made Public
in connection with the Listing since last submission of May 13, 2005

1. Overseas Regulatory Announcement which was released on May 15th, 2005
2. Announcement re. Inclusion of a Newly Proposed Resolution For Approval At the 2004 Annual General Meeting which was released on May 17th, 2005
3. Revised Proxy Form


SEC MAIL
RECEIVED
MAY 25 2005
WASH. D.C. 180



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Overseas Regulatory Announcement

This announcement is issued in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huadian Power International Corporation Limited (the "Company") recently received a document from the State Development and Reform Commission ("SDRC"). In accordance with this document, SDRC has recently approved of the projects involving the construction of the 2 x 600 MW new coal-fired generating units of Ningxia Lingwu Plant and the 2 x 600 MW coal-fired generating units of Phase II expansion project of Weifang Plant proposed to be partially invested by the Company, with an estimated total investment of approximately RMB5,150 million being approved by SDRC in respect of each of the projects. The Company will make further announcement if required or as considered appropriate when its investments occur and material developments about these projects take place.



By Order of the Board
Zhou Lianqing
Company Secretary

Shandong, the People's Republic of China
15 May 2005

The Directors, as at the date of this announcement, are:

He Gong	*(Chairman, Non-executive Director)*
Da Hongxing	*(Vice Chairman, Executive Director)*
Zhu Chongli	*(Vice Chairman, Non-executive Director)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Peng Xingyu	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Wang Yingli	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*

* *For identification only*



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

INCLUSION OF A NEWLY PROPOSED RESOLUTION FOR APPROVAL AT THE 2004 ANNUAL GENERAL MEETING

In accordance with relevant procedural requirements under applicable PRC laws and regulations and the Company's articles of association, China Huadian Corporation (the Company's controlling shareholder) has put forward to the Company a proposal relating to the proposed issue by the Company of a short-term debenture in the PRC. The proposal will be included in the AGM Notice as a newly added Special Resolution No.4 for approval by the Company's shareholders by way of a special resolution at the AGM.

The notice (the "**AGM Notice**") convening the 2004 annual general meeting of the Company ("the **AGM**") to be held at 10:00 a.m. on Thursday, 2nd June, 2005 at Grand Epoch City, Nanxianghe Economic and Technology Development Zone, Tongzhou District, Beijing, the People's Republic of China (the "**PRC**") was given by the Company on 17th April, 2005.

The Company's board of the directors announces that in accordance with relevant procedural requirements under applicable PRC laws and regulations and the Company's articles of association, China Huadian Corporation (the controlling shareholder of the Company holding approximately 50.01% of its issued share capital) has put forward to the Company a proposal relating to the proposed issue by the Company of a short-term debenture in the PRC. The proposal will be included in the AGM Notice under the following newly added Special Resolution No.4, for approval by the Company's shareholders by way of a special resolution at the AGM:

"4. To consider and approve: (i) the issue by the Company of a short-term debenture in the People's Republic of China with a principal amount of up to RMB4,500 million during the period from the date when approval by the Company's shareholders is obtained, expiring at the conclusion of the Company's 2005 annual general meeting; and (ii) that an unconditional authorisation be given to the Company's board of the directors or more than two of any of the Company's directors to determine and finalise the details, terms and conditions of, and to attend to all relevant matters in connection with, the proposed issue of the Company's short-term debenture, and to sign all such documents and/or do all such things and acts as are considered necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with its proposed issue of the short-term debenture or any matter incidental thereto."

The Company's directors believe that the issue of a short-term debenture will provide the Company with a further source of funding. With the required shareholders' approval being obtained, the Company will be able to avail itself of the benefit under this additional financial instrument, during essentially a 12-month period following the AGM, to respond to and satisfy its on-going capital or other financing needs as and when required. Having such flexibility afforded under the arrangement, the Company, as its directors consider, may be able to better manage its current capital, which in turn is believed to be conducive to the interests of the Company and its shareholders as a whole. Subject to shareholders' approval, the Company will, if required or as otherwise considered appropriate, make further announcement when its proposed issue of the short-term debenture occurs.

Save for the inclusion of the proposed Special Resolution No.4 as set out above, insofar as the Company's directors are aware, no other changes will be made to the resolutions proposed for approval at the AGM. All resolutions originally set out in the AGM Notice and other details included therein remain unchanged.

In light of the newly added Special Resolution No.4 to be proposed at the AGM, a revised proxy form for use at the AGM (the "**Revised Proxy Form**") will as soon as practicable be issued and despatched by the Company to its shareholders together with a copy of this announcement. Any of the Company's shareholders entitled but not otherwise able to attend and/or vote at the AGM are strongly urged to complete and return the Revised Proxy Form in accordance with the instructions printed thereon as soon as possible and in any event not later than 24 hours before the time appointed for the holding of the AGM or any adjournment thereof. Completion and return of the Revised Proxy Form will not preclude shareholders from attending and voting in person at the AGM or any adjournment thereof. The proxy form previously issued and despatched by the Company accompanying with the AGM Notice, if already completed and received by the Company in accordance with the instructions printed thereon, will continue to be valid unless and until the Company has received the Revised Proxy Form duly completed and returned by the relevant shareholder.

By order of the board of the directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
Zhou Lianqing
Company Secretary

The Company's directors, as at the date hereof, are:

He Gong	*(Chairman)*
Da Hongxing	*(Vice Chairman, Executive Director)*
Zhu Chongli	*(Vice Chairman, Non-executive Director)*
Chen Jianhua	*(Executive Director)*
Tian Peiting	*(Executive Director)*
Peng Xingyu	*(Non-executive Director)*
Zhang Bingju	*(Non-executive Director)*
Wang Yingli	*(Non-executive Director)*
Ding Huiping	*(Independent non-executive Director)*
Zhao Jinghua	*(Independent non-executive Director)*
Hu Yuanmu	*(Independent non-executive Director)*
Wang Chuanshun	*(Independent non-executive Director)*

Shandong, the People's Republic of China

17th May, 2005

HUADIAN 12g3-2(b)
File No. 82-4932



華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

REVISED PROXY FORM FOR USE AT THE ANNUAL GENERAL MEETING

I/We ______________________ with H share shareholder account number (if applicable): ______________________ of ______________________ *(Note 1)*, being shareholder(s) of ______________ domestic shares / ______________ H shares *(Note 2)* in 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (the "**Company**"), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or ______________________ of ______________________ *(Note 3)* as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at Grand Epoch City, Nanxianghe Economic and Technology Development Zone, Tongzhou District, Beijing, the People's Republic of China at 10:00 a.m. on Thursday, 2nd June, 2005 or at any adjournment thereof and to vote for me/us on my/our behalf at such meeting or at any adjournment thereof in respect of the resolutions set out in the Notice of Annual General Meeting as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	FOR *(Note 4)*	AGAINST *(Note 4)*
ORDINARY RESOLUTIONS		
1. To approve the report of the Board of Directors of the Company for the year 2004.		
2. To approve the report of the Supervisory Committee of the Company for the year 2004.		
3. To approve the audited financial statements of the Company for the year 2004.		
4. To approve the profit distribution proposal of the Company for the year 2004.		
5. To approve the re-appointments of KPMG, Certified Public Accountants, and KPMG Huazhen as international auditors and domestic auditors of the Company, respectively, for the financial year ending 31st December, 2005, with remuneration being paid to KPMG and KPMG Huazhen amounting, in aggregate, to HK$4,800,000.		
6. To approve the following resolutions in relation to election, or re-election, and appointment of the Directors of the Company:		
6.1 "**THAT** Mr. He Gong be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.2 "**THAT** Mr. Chen Feihu be and is hereby elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.3 "**THAT** Mr. Zhu Chongli be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.4 "**THAT** Mr. Chen Jianhua be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.5 "**THAT** Mr. Tian Peiting be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.6 "**THAT** Ms. Wang Yingli be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise her remuneration."		
6.7 "**THAT** Mr. Zhang Bingju be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.8 "**THAT** Mr. Peng Xingyu be and is hereby re-elected and appointed as a Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.9 "**THAT** Mr. Ding Huiping be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		

RESOLUTIONS	FOR (Note 4)	AGAINST (Note 4)
6.10 "**THAT** Mr. Zhao Jinghua be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.11 "**THAT** Mr. Wang Chuanshun be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
6.12 "**THAT** Mr. Hu Yuanmu be and is hereby re-elected and appointed as an independent non-executive Director of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
7. To approve the following resolutions in relation to re-election ad appointment of the Supervisors of the Company:		
7.1 "**THAT** Mr. Feng Lanshui be and is hereby re-elected and appointed as a Supervisor of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
7.2 "**THAT** Mr. Li Changxu be and is hereby re-elected and appointed as a Supervisor of the Company with effect from the conclusion of the Company's 2004 annual general meeting, **AND THAT** the Board of Directors of the Company be and is hereby authorised to determine and finalise his remuneration."		
8. To approve the report of the independent non-executive Directors of the Company for the year 2004.		
SPECIAL RESOLUTIONS		
1. To approve the Code on Shareholders' Meetings of the Company.		
2. To approve the Code on Board Practices of the Company.		
3. To approve the Code on Supervisory Committee of the Company.		
4. To approve: (i) the issue by the Company of a short-term debenture in the People's Republic of China with a principal amount of up to RMB4,500 million during the period from the date when approval by the Company's shareholders is obtained, expiring at the conclusion of the Company's 2005 annual general meeting; and (ii) that an unconditional authorisation be given to the Company's board of the directors or more than two of any of the Company's directors to determine and finalise the details, terms and conditions of, and to attend to all relevant matters in connection with, the proposed issue of the Company's short-term debenture, and to sign all such documents and/or do all such things and acts as are considered necessary or expedient and in the interest of the Company for the purpose of effecting or otherwise in connection with its proposed issue of the short-term debenture or any matter incidental thereto.		

Signature *(Note 5)* ______________________ Date: ______________________ 2005

Notes:

1. Please insert full name and address in block capitals.
2. Please delete as appropriate and insert the number of shares in the Company registered in your name and to which this proxy form relates. If no such number is inserted, this proxy form will be deemed to relate to all the shares in the Company registered in your name.
3. You are entitled to choose any person to be your proxy. If a person other than the Chairman of the Annual General Meeting is to be appointed as your proxy, please strike out the words "THE CHAIRMAN OF THE MEETING or" and insert the full name and address of the proxy to be appointed in the space provided. The proxy need not be a member of the Company. You are entitled to appoint one or more proxies to attend and vote at the meeting. However, if you appoint more than one proxy, you should state the number of shares each of them represents. Any alteration made to this proxy form must be signed by the person who signs the proxy form.
4. Important: If you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". In respect of each of the resolutions, failure to tick either box or failure to indicate as to how to vote on the proxy form returned will entitle your proxy to decide whether to vote and as to how to vote at his discretion.
5. This proxy form must be signed by you or your attorney duly authorised in writing. If the attorney is a corporation or an institution, this proxy form must be executed under seal or executed by its director or a duly authorised person. All powers of attorney referred to in this Note must be notarised.
6. To be valid, this proxy form and the notarised power of attorney or other documents of authorisation must be delivered to the Secretarial Office of the Board of Directors of the Company or the Company's H share registrar's address at Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as the case may be, not less than 24 hours before the time designated for convening the Annual General Meeting.
7. When attending the Annual General Meeting, proxies representing the respective shareholders should present their completed and signed proxy forms and their identity documents.
8. This proxy form should be completed in duplicate. One form should be delivered according to the instructions as set out in Note 6 and the other should be presented by the proxy when attending the Annual General Meeting according to the instructions as set out in Note 7.

As disclosed in the Company's announcement dated 17th May, 2005, the notice (the "AGM Notice") convening the Annual General Meeting to be held on Thursday, 2nd June, 2005 was given by the Company on 17th April, 2005. In accordance with relevant procedural requirements under applicable laws and regulations of the People's Republic of China and the Company's articles of association, China Huadian Corporation (the controlling shareholder of the Company holding approximately 50.01% of its issued share capital) has put forward to the Company a proposal newly and now included in the AGM Notice as Special Resolution No.4, for approval by the Company's shareholders by way of a special resolution at the Annual General Meeting.

In light of the newly added Special Resolution No.4, the Company issues this Revised Proxy Form and sends this Revised Proxy Form to its shareholders together with a copy of the Company's announcement of 17th May, 2005. If you are entitled, but are not able, to attend and/or vote at the Annual General Meeting, you are strongly urged to complete and return this Revised Proxy Form in accordance with the above instructions. Completion and return of this Revised Proxy Form will not preclude you from attending and voting in person at the Annual General Meeting or any adjournment thereof.

The proxy form previously issued by the Company and despatched on or around 17th April, 2005 by the Company with the AGM Notice, if duly completed by a shareholder and received by the Company in accordance with the instructions printed thereon, will continue to be valid unless and until the Company has received this Revised Proxy Form duly completed and returned from that shareholder, which Revised Proxy Form will then supersede the original proxy form the Company receives from that shareholder in its entirety. Shareholders using only the original proxy form are however not able to vote in respect of the newly added Special Resolution No. 4.

* *for identification only*